EXHIBIT 4(f)

OLD KENT FINANCIAL CORPORATION

Stock Option Plan
For Optionholders of
Home Bancorp

Recitals

          Old Kent Financial Corporation ("Old Kent") is a party to a certain Agreement and Plan of Merger among Home Bancorp ("Home"), Old Kent and OK Acquisition Corporation dated as of June 15, 2000 (the "Plan of Merger"), pursuant to which OK Acquisition Corporation, a wholly owned subsidiary of Old Kent, will be merged (the "Merger") with and into Home and Home will be subsequently liquidated and dissolved.

          Home has previously issued certain stock options under the Home Bancorp 1995 Stock Option and Incentive Plan (the "Home Plan"). Pursuant to the Home Plan, each Unexercised Option (as defined in the Plan of Merger) will become an option to purchase that number of shares of Old Kent Common Stock, $1 par value ("Old Kent Common Stock"), equal to the number of shares of Home Common Stock subject to such Unexercised Option multiplied by the Exchange Ratio provided in the Plan of Merger (the "Exchange Ratio"), rounded to the nearest whole share of Old Kent Common Stock.

          Old Kent has agreed to honor such Unexercised Options according to their terms, and to register the shares acquired upon their exercise with the Securities and Exchange Commission. This Plan has been adopted by Old Kent for the purpose of fulfilling those obligations.

          1.          Establishment of Plan. Old Kent hereby establishes this Stock Option Plan for Optionholders of Home Bancorp (the "Plan") for the benefit of persons who were holders of Unexercised Options issued pursuant to the Home Plan and who have had their options converted into options ("Options") to purchase shares of Old Kent Common Stock pursuant to the Plan of Merger. The Options will be held pursuant to the terms and conditions set forth herein. This Plan shall be known as the "Old Kent Financial Corporation Stock Option Plan for Optionholders of Home Bancorp."

          2.          Purpose of the Plan. The purposes of the Plan are to fulfill the conditions of Section 2.7.1 of the Plan of Merger and to preserve the availability of pooling of interests accounting for the Merger. This Plan shall on all occasions be interpreted, construed and implemented in a manner consistent with those purposes.

          3.          Incorporation of Home Plan by Reference. The Home Plan, a copy of which is attached hereto as Exhibit A, is hereby assumed, adopted and incorporated in its entirety herein by reference and shall be deemed continued by Old Kent, subject to the following (and Section 5 of this Plan):

                    A.          References to "Home" or "Company" in the Home Plan and option agreements entered into pursuant thereto shall refer to Old Kent.

                    B.          The number of shares of Old Kent Common Stock subject to this Plan shall be equal to the aggregate number of shares of Old Kent Common Stock which would have been received if all holders of Unexercised Options outstanding at the Effective Time of the Merger (as defined in the Plan of Merger) (the "Effective Time") had exercised such options in their entirety immediately prior to the Effective Time, plus such additional shares (if any) of Old Kent Common Stock as may be necessary to comply with the provisions of Section 6 of this Plan.

                    C.          The Acquisition Committee of Old Kent's Board of Directors shall administer the Plan.

          4.          Eligibility. Persons who are or were employees or directors of Home and its affiliates who are holders of Unexercised Options issued under the Home Plan at the Effective Time ("Participants") shall be the only recipients of Options under this Plan. No additional Options may be granted under this Plan.

          5.          Conversion of Unexercised Options. Upon consummation of the Merger, existing Unexercised Options under the Home Plan shall automatically become Options to purchase Old Kent Common Stock under this Plan and continue under their terms. Each such Unexercised Option shall become, at the Effective Time, an Option to purchase that number of shares of Old Kent Common Stock equal to the number of shares of Home Common Stock subject to such Unexercised Option multiplied by the Exchange Ratio, rounded to the nearest whole share. The exercise price per share under the Option shall be equal to the exercise price per share of the Home Common Stock that was purchasable under each Unexercised Option, divided by the Exchange Ratio (rounded to the nearest whole cent).

          6.          Alternative Exercise. Each participant to whom an Unexercised Option was granted at least six months prior to the Effective Time shall have the right, at and after the Effective Time (but subject to the provisions of the Home Plan and any limitation or vesting period applicable to such Unexercised Option), during the term of each such Unexercised Option, to receive upon exercise of any such Unexercised Option (upon written notice to Old Kent as Home's successor, without payment of any consideration) an amount equal to the excess of the Fair Market Value of each share of Old Kent Common Stock then receivable over the exercise price per share of Old Kent Common Stock of such Unexercised Option, multiplied by the number of shares of Old Kent Common Stock for which such Unexercised Option shall have been exercised. Such amount shall be payable fully in Old Kent Common Stock. Old Kent shall be entitled to withhold from any such payment shares of Old Kent Common Stock equal in market value to any state and federal tax withholding obligation associated with such payment.

          For purposes of this Plan, the "Fair Market Value" of a share of Old Kent Common Stock shall equal the mean of the highest and lowest sale prices of shares of Old Kent Common Stock reported on the New York Stock Exchange (or any successor exchange or system that is the primary stock exchange or system for trading of Old Kent Common Stock) on the date of exercise, or if the New York Stock Exchange (or any such successor) is closed on that date, the last preceding date on which the New York Stock Exchange (or any such successor) was open for trading and on which shares of Old Kent Common Stock were traded.

          7.          Effective Date of Plan. This Plan shall take effect at the Effective Time of the Merger.